Enterprise Valuation for:

Boxabl Inc.

PREPARED FOR: Galiano Tiramani

Date of Report: July 10, 2020

Financials as of: July 1, 2020

STONEBRIDGE

Valuations, M & A

PREPARED BY:
Dan O'Connell, President
Stonebridge Advisory, Inc
(626) 204–4030

TABLE OF CONTENTS

EXHIBITS

1.0   OPINION OF VALUE

This opinion of value is being presented as described per the valuation assignment on pages five and six of this report. The client is **Galiano Tiramani** who is the intended user of this report. This report is to be only used by the stated user for the purpose listed in the valuation assignment.

Using the traditional approaches to valuation we have estimated the enterprise value of the Fair Market Value for 100.00% of **Boxabl Inc.** is $65,000,000 for a <u>control interest and no adjustment for lack of marketability.</u> Enterprise value is the invested capital value (debt and equity) of the business.

.



FAIR MARKET VALUE
Company Enterprise Value



The Valuation Process

Business value is derived from an economic benefit and a risk factor that relates to the likelihood of achieving the expected economic benefit. In order to arrive at a valuation opinion, this report will review the company's risk associated with a "proposed" investment and the historical and forecasted financial statements, key ratio reviews, the cost of capital and the future net cash flows. We will then be able to apply the cost of capital to the company's economic benefit stream and review guideline public companies and the appropriate risk adjusted multiples. If appropriate, any prior transactions and the net asset value will be reviewed.

2.0   VALUATION OBJECTIVE AND ASSIGNMENT

2.1   DEFINING THE VALUATION ASSIGNMENT

When defining the appraisal assignment, it is important to understand the concepts or directives that form the basis of this opinion of value and that these concepts meet your understanding of this assignment. If the appraisal assignment changes, some of the following valuation criteria might need to reflect the new intent and the appraisal assignment might need to be updated.

2.2   DISCLAIMER

Stonebridge relies on the company and the management team for its financial reporting and projections of the company's financials. While the information is reasonable, Stonebridge makes no representations or warranties to the accuracy or thoroughness of this valuation report (see scope of appraisal).

2.3   VALUATION CONCEPT OF BENEFIT STREAM AND RISK

Business value is derived from an economic benefit and weighted by a risk factor that relates to the likelihood of achieving the economic benefit. The economic benefit usually refers to a monetary flow such as earnings before interest taxes, depreciation and amortization (EBITDA), or net operating profit after tax (NOPAT), or net cash flow (NCF) etc. The risk factor is the rate of return a potential investor requires given the risk of attaining the expected economic benefits stream. The greater this risk, the greater the investor's needed rate of return and the lesser the value of the interest being appraised. In the case of less risk, the less the needed investor's rate of return and the greater the value of the interest being appraised. The investor's needed rate of return is the Discount Rate in Exhibit 12.

In order to arrive at a valuation opinion, this report will review the company's historical and forecasted financial statements and the associated business and industry risk. This report will develop the cost of capital and apply that to the economic benefit stream to arrive at the Discounted Cash Flow Method and the Capitalization of Earnings Method. In addition, this report will apply the Guideline Public Company Method to specific company income streams. Because the company is being valued as a startup business (defined as an early-stage company that will be ramping up sales), the asset or cost approach to value most likely will not used in this report (see premise of value).

2.4   INTEREST BEING APPRAISED

Boxabl Inc. ("the Company) is being appraised for 100.00% of ownership interest which is defined as the enterprise value of the company which is the invested capital value (debt and equity) of the business. The enterprise valuation subtracts the term debt to arrive at the equity value. This appraisal assumes a control interest and no adjustment for lack of marketability. Control value is defined as an equity interest greater than 50%. Adjustment for lack of marketability is defined as the percentage value deducted from the value of an ownership interest to reflect the absence of marketability relating to the longer period it takes to convert ownership to sale proceeds (liquidity).

2.5   SCOPE OF APPRAISAL

This valuation is a Calculated Valuation. A calculated value provides an approximate indication of enterprise value or range of value. A Calculated Value is based on limited procedures (no audit of company) and uses information deemed to be relevant and agreed upon between the valuator and client regarding the company's performance, market conditions and future opportunities.

2.6   STANDARD OF VALUE

The <u>Fair Market Value</u> standard is being used in this appraisal to render an opinion of value (or range of value). The Fair Market Value addresses the broadest spectrum of value that is reflected by the company's operations, markets and potential buyers. The common definition of Fair Market Value is the price at which a property would change hands between a willing buyer and seller, when the buyer is not under any compulsion to purchase and the seller is not under any compulsion to sell. Fair Market Value also assumes both buyer and seller have reasonable knowledge of the relevant facts.

2.7   PREMISE OF VALUE

This appraisal is based on the company as a going concern premise of value that assumes the company has the financial resources to continue operating into the foreseeable future, cognizant of the startup risk. Startup companies have a large risk factor given historical survival rates.

2.8   EFFECTIVE DATE OF APPRAISAL

The effective date of the appraisal is July 10, 2020. The date of the latest material is from the period ending December 31, 2019. If material time has elapsed from these dates or events occurred subsequently that may impact value, we suggest an update to the report, depending on the significance of how this opinion of value will be used by the intended user of this report.

2.9   CLIENT AND PURPOSE OF APPRAISAL

The client is **Galiano Tiramani**, the only intended user for this report. The purpose of this appraisal is to estimate the <u>Fair Market Value</u> (or value range) of **Boxabl Inc.** for <u>management planning purposes.</u>

2.10   DATA SOURCES, VALUATION PROCESS AND CONDITIONS

Financial and operational information was furnished by the Company's management team. The Company provided expectations regarding the company's future performance. For industry comparable data, this report utilizes the industry standard databases. Stonebridge did not tour the company's facility or office in its process but is reasonably familiar with the type of facilities involved. There have been no extraordinary or hypothetical assumptions made nor any limiting conditions placed on Stonebridge.

3.0   ECONOMIC AND INDUSTRY CONDITIONS AND OUTLOOKS

3.1   The Global Environment and Impact on the Company

Economic data and the outlook for the economy can be relevant information that might impact the company and its industry in which it competes. The International Monetary Fund (IMF) is an international organization whose purpose is to promote global trade, financial stability, economic growth and humanitarian needs. The IMF projects global growth remaining strong in the first half of 2020 and in 2021 with a 3.6% growth rate stabilizing over the short-term. This trend seems to support a positive global economic environment which should be supportive of the company's future operations. The Covid-19 pandemic has impacted the environment which may last longer than twelve months and this added risk is being accounted for in the Company Specific Risk Premium and the pertinent multiples.

3.2   The National Environment and Impact on Company.

While global economic conditions may impact a company, the national and local economy most likely has a greater impact the Company. The Federal Reserve published data below on two core economic trends, the Gross Domestic Product and the Unemployment Rate along with projections. Both trends appear to be stable over the next several years (post Covid-19) which supports continued growth and a steady environment.





4.0   COMPANY BACKGROUND

4.1 COMPANY HISTORY BRIEF

Boxabl is located in Las Vegas, Nevada. The company creates pre-built houses that are better and faster at the lowest cost. The Boxabl mission is to significantly lower the cost of homeownership for everyone. Obsessively designed to the highest standards of quality, strength, and sustainability to last for generations.



4.2 COMPANY PRODUCTS AND SERVICES

Boxabls are built in a precision factory environment from cutting edge materials and are packed with the latest technology. This means your building will be stronger, last longer, and be more energy efficient. These mass produced, standardized building modules can connect and stack to build anything. Transportation of Boxable building modules are 2x-3x more efficient than traditional construction materials.



4.3   COMPANY MANAGEMENT TEAM

Paolo Tiramani – CEO. Kyle Denman – Senior Engineer. Mike J. Nelson – Structural Engineer. Galiano Tiramani – Business Development. Rober Fischer – Patent & General Counsel. Caleb Roope – Board. Joe Preis – Board.

5.0   INCOME STATEMENT REVIEW

The Income Statement on the following page reports the operating income and expenses of the Company. Any non-operating expenses (add-back or adjustments to earnings) might consist of owner distributions above a normal industry salaries, one-time charges or personal expenses that don't represent the ongoing business. Should they exist, these adjustments are listed and added back to earnings (if applicable).

Note: If the Company has interim numbers, the numbers will be estimated for the entire year.

EXHIBIT 1
SUMMARY INCOME STATEMENT

INCOME STATEMENT	2018	2019
REVENUES	$40,000	$110,000
Revenue Growth		175.00%
OPERATING EXPENSES		
Depreciation	$5,206	$8,241
Amortization	$0	$0
Wages/Salaries (S,G&A)	$0	$0
Other Expenses	$133,197	$775,430
Total Operating Expenses	$138,403	$783,671
Total Operating Expense %	346.01%	712.43%
Operating Income (EBIT)[1]	($98,403)	($673,671)
Operating Income %	-246.01%	-612.43%
Net Operating Profit After Tax[2]	($61,994)	($424,413)
Operating EBITDA [3]	($93,197)	($665,430)
Operating EBITDA %	-232.99%	-604.94%
NON-OPERATING EXPENSES[4]		
Interest Expense	$0	$0
Add-backs[5]	$0	$0
Other Expenses (Income)	$0	$0
Total Non-Operating Expenses	$0	$0
NET INCOME BEFORE TAX	($98,403)	($673,671)
Net Income Before Tax %	-246.01%	-612.43%

1. EBIT is Earnings Before Interest & Taxes which measures the operating income prior to debt and taxes.

2. Net Operating Profit After Tax (NOPAT) is the Operating Income less a 37% marginal tax rate.

3. EBITDA is Earnings Before Interest, Taxes, Depreciation and Amortization, a proxy for operating cash flow.

4. Non-Operating Expenses are reported after the core expenses necessary to run the business.

5. Add-backs are owner distributions above a market salary, one-time charges and cash/tax strategies.

EXHIBIT 2
COMMON-SIZED SUMMARY INCOME STATEMENT

INCOME STATEMENT	2018	2019
REVENUES	100.00%	100.00%
OPERATING EXPENSES		
Depreciation	13.02%	7.49%
Amortization	0.00%	0.00%
Wages/Salaries (S,G&A)	0.00%	0.00%
Other Expenses	332.99%	704.94%
Total Operating Expenses	346.01%	712.43%
Operating Income (EBIT)	-246.01%	-612.43%
Net Operating Profit After Tax	-154.98%	-385.83%
Operating EBITDA	-232.99%	-604.94%
NON-OPERATING EXPENSES[4]		
Interest Expense	0.00%	0.00%
Add-backs	0.00%	0.00%
Other Expenses (Income)	0.00%	0.00%
Total Non-Operating Expenses	0.00%	0.00%
NET INCOME BEFORE TAX	-246.01%	-612.43%

EXHIBIT 3
ITEMIZED LIST OF ADD-BACK ITEMS

ADD-BACK ITEMS	2018	2019
none	$0	$0
none	$0	$0
none	$0	$0
none	$0	$0
none	$0	$0
TOTAL ADD-BACKS	$0	$0

6.0   BALANCE SHEET REVIEW

EXHIBIT 4
SUMMARY BALANCE SHEET

BALANCE SHEET	2018	2019
CURRENT ASSETS		
Cash and Equivalents	$120,095	$115,980
Accounts Receivable (Trade)	$20,000	$30,000
Inventory	$0	$0
Other Current Assets	$0	$500
Total Current Assets	$140,095	$146,480
LONG-TERM ASSETS		
Total Property, Plant & Eq.	$27,165	$83,336
Accumulated Depreciation	$5,206	$13,447
Net Property, Plant & Eq.	$21,959	$69,889
Other Long-Term Assets	$0	$1,000
Total Long-Term Assets	$21,959	$70,889
Total Assets	$162,054	$217,369
CURRENT LIABILITIES		
Cur. Maturities of LT Debt	$0	$0
Accounts Payable	$0	$115,636
Notes Payable	$0	$0
Other Current Liabilities	$0	$0
Total Current Liabilites	$0	$115,636
LONG-TERM LIABILITIES & EQ		
Term Debt	$0	$0
Other Long-Term Liabilities	$0	$0
Total Long-Term Liabilities	$0	$0
Total Liabilities	$0	$115,636
EQUITY		
Capital Stock	$0	$0
Retained Earnings	$0	$0
Other Stockholders' Equity	$162,054	$101,733
Total Stockholdes' Equity	$162,054	$101,733
Total Liabilities & Equity	$162,054	$217,369

Note: Working Capital Excess (or shortage) compared to industry is ($26,974)

EXHIBIT 5
COMMON-SIZED SUMMARY BALANCE SHEET

BALANCE SHEET					2018	2019
CURRENT ASSETS						
Cash and Equivalents					74.11%	53.36%
Accounts Receivable (Trade)					12.34%	13.80%
Inventory					0.00%	0.00%
Other Current Assets					0.00%	0.23%
Total Current Assets					86.45%	67.39%
LONG-TERM ASSETS						
Total Property, Plant & Eq.					16.76%	38.34%
Accumulated Depreciation					3.21%	6.19%
Net Property, Plant & Eq.					13.55%	32.15%
Other Long-Term Assets					0.00%	0.46%
Total Long-Term Assets					13.55%	32.61%
Total Assets					100.00%	100.00%
CURRENT LIABILITIES						
Cur. Maturities of LT Debt					0.00%	0.00%
Accounts Payable					0.00%	53.20%
Notes Payable					0.00%	0.00%
Other Current Liabilities					0.00%	0.00%
Total Current Liabilites					0.00%	53.20%
LONG-TERM LIABILITIES & EQ						
Term Debt					0.00%	0.00%
Other Long-Term Liabilities					0.00%	0.00%
Total Long-Term Liabilities					0.00%	0.00%
Total Liabilities					0.00%	53.20%
EQUITY						
Capital Stock					0.00%	0.00%
Retained Earnings					0.00%	0.00%
Other Stockholders' Equity					100.00%	46.80%
Total Stockholdes' Equity					100.00%	46.80%
Total Liabilities & Equity					100.00%	100.00%

7.0   RATIO REVIEW

EXHIBIT 6
HISTORICAL RATIOS

KEY COMPANY RATIOS	2018	2019
PROFITABILITY RATIOS		
Sales Growth	0.00%	175.00%
Cost of Goods % to Sales	0.00%	0.00%
Operating Expense % to Sales	346.01%	712.43%
Profit Margin Before Tax	-246.01%	-612.43%
EBITDA Margin	-232.99%	-604.94%
Return on Assets	-60.72%	-309.92%
Return on Equity	-38.26%	-417.18%
Return On Capital Employed	-38.26%	-417.18%
LIQUIDITY RATIOS		
Current Ratio		1.27
Quick Ratio		1.27
Near Term Cash (Cash+AR-AP)	$140,095	$30,344
Working Capital	$140,095	$30,844
Working Capital to Sales	350.24%	28.04%
Working Capital Turnover	0.29	3.57
ACTIVITY RATIOS		
Accounts Recievable Days	182.50	99.55
Inventory Days	0.00	0.00
Accounts Payable Days	0.00	0.00
Days of Working Capital	1,278.37	102.35
Cash Conversion Cycle	182.50	99.55
Total Asset Turnover	0.25	0.51
Fixed Asset Turnover	n/a	n/a
FINANCIAL RATIOS		
Term Debt / Net Worth	0.00	0.00
Debt / Net Worth (<4:1 better)	0.00	1.14
Debt to Total Assets	0.00	0.53
Interst Coverage (EBIT)	0.00	0.00
Debt Service Coverage (EBIT)	n/a	n/a
Debt Service Coverage (EBITDA)	n/a	n/a
Capitalization Ratio (<30% best)	0.00%	0.00%
Z Score (< 2.7 at risk, > 3.0 safe)	not used in this report	

8.0   HISTORICAL AND FORECASTED CASH DRIVERS

The historical ratios that drive a company's earnings and cash flow are called the Cash Drivers as displayed in Exhibit 7. These cash drivers are the engine that drive the business and managing these ratios will influence the enterprise value of the company. The industry in which the company participates will likely govern what cash drivers the company may or may not have.

After talking to management or the client and reviewing the Company's financial operations, the forecasted ratios are in the last column (green). Estimated ratios and percentages should be based on experience and reasonable expectations. The balance sheet needs to support sales and the income statement. All cash drivers have been reviewed for trends and expectations for future performance.

EXHIBIT 7
HISTORICAL AND FORECASTED CASH DRIVERS

Cash Drivers and Forecast	2018	2019	Forecast
Sales Growth	0.00%	175.00%	varied
Cost of Goods % to Sales	0.00%	0.00%	51.00%
Operating Expense % to Sales	346.01%	712.43%	8.00%
Accounts Receivable Days	182.50	99.55	0.00
Inventory Days	0.00	0.00	0.00
Accounts Payable Days	0.00	0.00	0.00
Capital Expenditure % of Sales	54.90%	43.57%	2.00%

These cash driver assumptions will be used to forecast the company's operating income and operating cash flow to arrive at the company's net cash flow. Below is the summary and terms that will be used. Regarding income taxes, whether an entity is a C Corp or a "pass through entity" such as a limited liability company where the income taxes are paid at the shareholder level, we do apply income taxes as these taxes are a liability that are eventually paid.

1. Revenues
2. Operating Income (EBIT or earnings before interest and taxes)
3. EBITDA = EBIT plus depreciation and amortization
4. Add changes to working capital accounts (current assets & liabilities)
5. Less Capital Investment
6. Less federal income taxes applied at 37% marginal rate
7. Results in a cash surplus or cash needs (if negative)

EBITDA + change in working capital accounts – capital expenditures – taxes = surplus (shortage)

9.0   FORECASTED EBITDA AND OPERATING CASH

The Summary Financial Forecast reviews revenue and expense expectations to arrive at the Operating Income or earnings before interest and taxes (EBIT). Calculations can be found at the end of the exhibit.

EXHIBIT 8
SUMMARY FINANCIAL FORECAST AND CASH SURPLUS (NEEDS)

FORECASTED FINANCIALS	2020	2021	2022	2023	2024
REVENUES	$3,000,000	$15,000,000	$30,000,000	$45,000,000	$63,900,000
Revenue Growth		400.00%	100.00%	50.00%	42.00%
Depreciation - COGS	$0	$0	$0	$0	$0
Total Cost of Goods Sold	$1,530,000	$7,650,000	$15,300,000	$22,950,000	$32,589,000
Gross Profit	$1,470,000	$7,350,000	$14,700,000	$22,050,000	$31,311,000
Gross Profit Margin	49.00%	49.00%	49.00%	49.00%	49.00%
Operating Expenses					
Deprec. & Amortization	$51,000	$255,000	$510,000	$765,000	$1,086,300
Administrative Expenses	$189,000	$945,000	$1,890,000	$2,835,000	$4,025,700
Total Operating Expenses	$240,000	$1,200,000	$2,400,000	$3,600,000	$5,112,000
Total Operating Expense %	8.00%	8.00%	8.00%	8.00%	8.00%
Operating Income (EBIT)[1]	$1,230,000	$6,150,000	$12,300,000	$18,450,000	$26,199,000
Operating Income %	41.00%	41.00%	41.00%	41.00%	41.00%
Net Oper. Profit After Tax[2]	$774,900	$3,874,500	$7,749,000	$11,623,500	$16,505,370
Operating EBITDA [3]	$1,281,000	$6,405,000	$12,810,000	$19,215,000	$27,285,300
Operating EBITDA %	42.70%	42.70%	42.70%	42.70%	42.70%
CHANGE IN WORKING CAPITAL DRIVERS					
Accounts Receivable	$0	$0	$0	$0	$0
Inventory	$0	$0	$0	$0	$0
Accounts Payable	$0	$0	$0	$0	$0
Total Change In WC Drivers	$0	$0	$0	$0	$0
EBITDA After WC Change[4]	$1,281,000	$6,405,000	$12,810,000	$19,215,000	$27,285,300
Projected Capital Spending	($60,000)	($300,000)	($600,000)	($900,000)	($1,278,000)
Projected Financing Cost	$0	$0	$0	$0	$0
Fed Income Taxes (37% rate)	($455,100)	($2,275,500)	($4,551,000)	($6,826,500)	($9,693,630)
Cash Surplus (or Cash Needs)	$765,900	$3,829,500	$7,659,000	$11,488,500	$16,313,670

1. EBIT is calcualted by subtracting the Operating Expenses from the Gross Profit

2. Net Operating Profit After Tax (NOPAT) subtracts a marginal tax rate (37%) from the EBIT

3. EBITDA is calculated by adding the depreciatin and amortization to the EBIT

4. EBITDA after changes to selected working capital accounts of AR, Inventory and AP

5. Cash surplus or cash needs (if amount is negative) is after capex, interest cost and federal taxes.

10.0   THE COST OF CAPITAL

10.1   BUILD UP METHOD, DISCOUNT AND CAPITALIZATION RATE

The Build Up Method (BUM) applies a risk factor to the investment to arrive at the Discount Rate used in the Income Approach. The BUM adds the Risk-Free Rate (assumes no risk on T Bills), the Equity Risk Premium (risk of equity above the T Bill), the Company Specific Risk Premium (CSRP) which is a non-diversified company risk and the industry and size premium risk. This in the Cost of Equity which is the rate of return an investor would seek on this investment. The CSRP was given 3 points due to the investment risk of a startup business which decreases business value.

The Cost of Equity and the Cost of Debt are weighted proportionately to determine the **Weighted Average Cost of Capital (WACC)** which is the Discount Rate (Cost of Capital). The long-term Growth Rate is deducted from the Discount Rate to arrive at the Capitalization Rate. The Capitalization of Earnings Method does not reflect a startup value so it is not used in this appraisal.

EXHIBIT 9
DISCOUNT AND CAPITALIZATION RATE

The Discount Rate and Capitalization Rate are used in the Income Approach to value.

DISCOUNT RATE AND CAPITALIZATION RATE	Percentage
1. Risk Free Rate on 20-Year Treasury	2.50%
2. Equity Risk Premium	6.00%
3. Industry Risk Premium	0.00%
4. Size Premium	10.91%
5. Company Risk Premium	3.00%
6. Cost of Equity Capital	22.41%
7. Cost of Debt	6.90%
8. WACC (the Discount Rate)	18.80%
9. Growth Rate (tenth year for maturity purposes)	2.00%
10. Capitalization Rate	16.80%



11.0   COMPANY NET CASH FLOW (To Invested Capital)

The Net Cash Flow (NCF) available to debt and equity holders (Invested Capital) is projected for five years. In the "termination" year after fifth year, the shareholders theoretically recapitalize the business to total the sale proceeds and five years of net cash flow. The terminal value is based on the month after the fifth year's net cash flow which is capitalized using the Capitalization Rate. The present value of the sum of the net cash flows plus the terminal value is presented on the next page under the Discounted Cash Flow.

EXHIBIT 10
FORECASTED NET CASH FLOW TO INVESTED CAPITAL

NCF to Invested Capital	2020	2021	2022	2023	2024
Revenue	$3,000,000	$15,000,000	$30,000,000	$45,000,000	$63,900,000
Growth Rate	0.00%	400.00%	100.00%	50.00%	42.00%
EBITDA (operating)	$1,281,000	$6,405,000	$12,810,000	$19,215,000	$27,285,300
EBITDA Percentage (operating)	42.70%	42.70%	42.70%	42.70%	42.70%
Income Taxes 37% Marg. Rate	($455,100)	($2,275,500)	($4,551,000)	($6,826,500)	($9,693,630)
Capital Expenditures	($60,000)	($300,000)	($600,000)	($900,000)	($1,278,000)
Working Capital Change	$0	$0	$0	$0	$0
NCF to Invested Capital	$765,900	$3,829,500	$7,659,000	$11,488,500	$16,313,670





12.0   DISCOUNTED CASH FLOW METHOD

The Discounted Cash Flow (DCF) is the net present value of five years of Net Cash Flow and the Terminal Value of the business value at the end of the fifth year (discussed on the previous page). The DCF is the present value of a multi-year period income stream. The Terminal Value is the value the company would receive if it were sold or recapitalized after the fifth year. The Total Discounted Cash Flow Valuation of **$61,635,715** is the sum of these two values. This method is often considered the intrinsic value of the business as it isn't influenced as much by the excess fluctuations of the public markets.

EXHIBIT 11
DISCOUNTED CASH FLOW METHOD

Discounted Cash Flow Method (NCF to Invested Capital)	Present Value
Discounted Value of Operating Net Cash Flow	$20,589,329
Discounted Value of Terminal Value	$41,046,386
Total Discounted Cash Flow (DCF) Valuation	$61,635,715

13.0   TERMINAL VALUE METHOD

The mean of the selected Guideline Public Companies (GPC) reflects public company selling multiples of EBITDA. The Terminal Value Method in Exhibit 12 is a variation of the Guideline Public Companies Method (GPC) that is applied to startup businesses. Rather than applying the latest EBITDA to the applicable GPC multiple, the Terminal Value Method applies this multiple not the estimated EBITDA in the fifth year. That value is brought to the present value using the discount rate.

For the purposes of this valuation report, the industry multiples use the industry mean and not individual companies within the industry. We believe the industry mean is a broad and accurate number.

EXHIBIT 12
GUIDELINE PUBLIC COMPANIES METHOD
TERMINAL VALUE METHOD

EBITDA Multiples	Adjusted for Size	EBITDA Year Five	EBITDA Value	Discount Rate	Present Value
7.7	6	$27,285,300	$163,711,800	18.80%	$69,190,315

14.0   PRIOR TRANSACTIONS METHOD OR FUNDING METHOD

Prior Transaction Method is not used in the report.

Capital Funding	Traditional Multiple	Premium Multiple	Adjusted Multiple	Applied Value on Funding
$10,000,000	6	10%	6.60	$66,000,000

15.0 ALLOCATIED VALUATION FOR FMV

VALUATION SUMMARY: The Discounted Cash Flow (DCF) Method is a calculation based on several years of estimated cash flows. The Discount Rate should include the inherent risk in the business. The DCF Method was weighted 34% (multi-year approach) and the Terminal Value Method which often serves as a proxy to cash flow was weighted at 33%. The Capital Funding Method has been weighed 33%. This allocation represents the Company's Fair Market Value.

EXHIBIT 13
ALLOCATION FOR FAIR MARKET VALUE

Allocation for Fair Market Value	Valuation	Weighting	Applied Value
Discounted Cash Flow Method	$61,635,715	34%	$20,956,143
Terminal Value Method	$69,190,315	33%	$22,832,804
Funding Multiple Guideline Method	$66,000,000	33%	$21,780,000
Fair Market Value for 100% of Company		100%	**$65,568,947**

SUMMARY

Boxabl Inc. is valued at $65 million for the enterprise value. Since there is no debt, the equity value is the same. The Company is a startup but participates in a large industry that has been operating for many decades and the Company produces a similar process with improvements to the product offering. Therefore, then Company specific Risk Premium does not carry a large premium.

Note: The working capital change has not been calculated as working capital needs (in the net cash flow) and are typically financed from debt.

16.0   TERMINOLOGY AND CONCEPTS USED IN THIS REPORT

ADJUSTMENTS TO THE FINANCIAL STATEMENTS: A valuation reviews the benefits stream (income measure such as EBITDA) where owner discretionary spending is adjusted or added back to earnings to 'restore' the financial statements to a normalized basis. These adjustments can be made on the income statement and would include items such as one-time charges not expected to occur again and any shareholder distributions beyond a normal salary or expenses not pertinent to the day-to-day operations of the business. The balance sheet can also be adjusted to separate non-operating assets from the operating assets. The value of the non-operating assets is added to the fair market value.

BUILD UP METHOD (BUM): The BUM's purpose is to measure the totality of a company's business risk. The risk measure starts with a risk-free rate which is the expected return on 20 Year Treasury Bills backed by the U.S. government. These risk-free investments generally offer a low risk and therefore lower rates of return. A company doesn't have the backing of the U.S. government and as an equity risk, the risk is higher than the T Bill. This Equity Risk is the risk of the equity investment beyond that of the risk-free rate. The Company Specific Risk Premium considers the non-diversified risk or the fact that this risk can't be diversified or spread over several companies or industries. In this valuation, we are including a size risk premium due to the subject company being smaller than the Guideline Public Companies used in the comparisons.

CAPITALIZATION METHOD: The Capitalization Method converts a company's benefit stream to a present value of the business. The Capitalization Method can use alternative measures such as Cash Flow to Equity or Cash Flow to Invested Capital. The formula is Benefit stream / Cap Rate.

CAPITALIZATION RATE: The Capitalization Rate is a percentage number calculated by deducting a company's growth rate from the Discount Rate. The Capitalization Rate is used to convert a company's single period benefits (income stream) to a capitalized value of a business.

DISCOUNTED CASH FLOW METHOD: Discounted Cash Flow (DCF) is the present value of future income streams. The DCF Method calculates the present value of a company's benefits stream (cash flow) and termination value, to present value of the business value. DCF utilizes the discount rate in the calculation.

DISCOUNT RATE: The Discount Rate is the risk rate used in a valuation to convert multiple periods of future benefits (income stream) to a capitalization value (present value). The discount rate utilizes the weighted average cost of capital (WACC) debt and equity participants would require given the risk of the future income stream of a business. The smaller the discount rate, the larger the business value.

EXCESS WORKING CAPITAL: When companies sell, buyers expect sellers to deliver the appropriate working capital at the closing, that is consistent with the industry or the needed liquidity to maintain the business. This working capital variance can be positive (cash back to seller) or negative (credit to buyer). If working capital is insufficient, buyers will consider the variance as purchase price which means a reduction in value.

GUIDELINE PUBLIC COMPANIES METHOD: The Market Approach uses selling multiples from Guideline Public companies where stock is traded daily. Accessing private data on company transactions can be difficult and spotty. Publicly traded companies are typically larger than private companies, are better capitalized, have more transparency, and are openly traded. Therefore, publicly traded company multiples are normally discounted by 30% due to size and liquidity. Public companies traded in volume presents a strong valuation model.

NET CASH FLOW TO INVESTED CAPITAL: The Net Cash Flow (NCF) to Invested Capital is a widely used measure in determining the cash flow that is available to debt holders and shareholders. The NCF begins with the earnings before interest, taxes, depreciation and amortization or EBITDA. Interest is added back to reflect a debt free company (no debt, no interest paid). Because taxes will be paid and capital expenditures may be needed, these costs are subtracted from the EBITDA numbers. This net cash flow is used in the Discounted Cash Flow and Capitalization of Earnings Method.

WEIGHTING THE METHODS OF VALUE: Some valuation methods might better reflect value for a specific company. Experts select which methods best fits with the subject company being appraised to arrive at the Fair Market Value. A weighted average best suits most companies for a market-based appraisal. This valuation weights up to five different methods to arrive at Fair market Value.

WEIGHTED AVERAGE COST OF CAPITAL (WACC): The weighted average cost of capital is the rate of a company's funding (debt and equity). WACC is the amount the debt and equity holders expect to receive and is the minimum return that is normally required by a company. If a company's ROIC is greater than the WACC, value is being created. If less, value is being diminished.

MARKET VALUE OF EQUITY (MVE): The Market Value of Equity (MVE) is based on the income stream of a business including interest on debt and principle amounts. By deducting the interest payment from the Net Cash Flow and considering the change in the debt (principle), the company is valuing its equity. The Net Cash Flow to MVE is the cash available to the shareholders as the debt holders has been paid.

MARKET VALUE OF INVESTED CAPITAL (MVIC): The Market Value of Invested Capital (MVIC) is based on the income stream of a business and does not include interest on debt or any principle amounts. By not deducting any interest payment from the Net Cash Flow and not considering the change in the debt (principle), the company is valuing the business based on the enterprise value of debt and equity. The Net Cash Flow to MVIC is the cash available to the shareholders and the debt holders.

SCOPE OF APPRAISAL: The scope of the appraisal defines the comprehensiveness of the process, the extent of the procedures used, and the detail of information collected and analyzed. The valuation scope ranges between a limited and a comprehensive valuation. A 'Calculated Value' such as this valuation, is a limited valuation. A calculated valuation provides an approximate indication of enterprise value or range of value based on limited procedures and information deemed to be relevant. The information collected is deemed to be accurate as presented by company management.

STANDARD OF VALUE: The standard of value refers to the type of value to be assessed. There are four types of values; Fair Market Value, Fair Value, Investment Value and Intrinsic Value. The Fair Market Value is the most common standard and is the value an asset would expect to sell for on the open market given broad assumptions. The Fair Value deals mostly with a fair value for legal purposes, and not the market or economic value. The Investment Value is based on what an asset would sell for given a specific buyer which is opportunistic in nature and is considered strategic. The Intrinsic Value considers all factors any prudent investor would see in the inherent value of a business and does not consider any extreme aspects of market conditions or behaviors.

GOODWILL (INTANGIBLE ASSETS): Goodwill is the portion of the business value beyond the value of the identifiable tangible assets and identifiable intangible assets of the business. Goodwill is an intangible asset and is usually the result of an acquisition or purchase.

17.0   APPRAISER'S INDEPENDENCE

The business appraiser offers an objective and independent opinion of value of a business interest or a business appraiser can act in an advisory function which is not an objective opinion of value. In this valuation, the valuator is offering an objective and independent opinion of value of the business interest. The valuator is independent of the client and has no ownership interest, employee benefits or role in the company, is not an officer of the company and has no ongoing role in the future of the company. The consideration paid to an appraiser for the engagement should not be subject to meeting a client's expected concept of value. The appraisal fee for this valuation engagement is not dependent on any expectations of the client.

Daniel P. O'Connell

Dan has been active in the appraisal business for over 20 years. Dan has passed intensive testing with the American Society of Appraisers (ASA) and will be applying for Senior Credentials. Dan has consulted with hundreds of companies in size from $2 million to $250 million in size on how to best build equity in the business by using the valuation process. Dan's concept is if business owners understand the components of business valuations, it serves as a great building tool to increase a company's cash flow and enterprise value. Dan meets the Qualified Valuation Expert status the IRS demands.

Dan started Stonebridge, a Mergers & Acquisitions firm in 1995 has been active in the financial services industry for over 25 years with a strong background in corporate finance, investment banking, financial analysis and business strategies. Dan has been active in the mergers and acquisitions area representing privately-owned businesses with $5 million to $100 million in sales as well as representing buyers for strategic acquisitions.

In addition, Dan assisted business owners in recapitalizing their balance sheet and raising growth capital, business reorganizations and buyouts. In the process, Dan was responsible for securing the proper financing for many of the transactions including debt and equity instruments. Dan has worked in the manufacturing, distribution, retail and business services industries. Over the years, Dan has provided hundreds of Fair Market Value business valuations to clients in who wanted market-based valuations.

Dan started Fiscal Advantage, a financial assessment service company for small businesses. Fiscal Advantage offer its Performance Insights program, a year-long practice (delivered quarterly) whose primary goal is to present information and an outside analytical perspective that can be utilized to accelerate financial performance and enterprise value.

Associations and Education

Dan graduated from St. John's University with a major in Business Administration and Management. Dan is a Member of the American Association of Appraisers and has applied for the Senior ASA Credentials.

Courses

ASA Business Valuation 201, Market Approach to Value – Tested out
ASA Business Valuation 202, Income Approach to Value – Tested out
ASA Business Valuation 203, Asset Approach to Value, Discounts and Premiums – Tested out
ASA Business Valuation 204, Advanced Topics in Business Valuation – Tested out
Uniform Standards of Professional Appraisal Practice – Tested out
ASA Principles of Appraisal Code of Ethics – Tested out